File Pursuant to Rule 433

Registration Statement 333-135234

Republic of Panama

Ministerio de Economía y Finanzas

Dirección de Crédito Público

Vía España y Calle 52

Edificio Ogawa, Piso 4

Apartado 0816-02886

Panama, Republic of Panama

FOR IMMEDIATE RELEASE

June 11, 2008

The Republic of Panama (“Panama”) announced today that it has settled the issuance of U.S.$451,425,000 aggregate principal amount of its 9.375% U.S. Dollar-Denominated Global Bonds due 2029 (the “2029 Bonds”) pursuant to its invitation to exchange announced June 2, 2008 (the “Invitation”). Due to an operational adjustment, the issuance amount of the 2029 Bonds has been modified from the previously anticipated aggregate principal amount of U.S.$477,582,000. The Invitation expired June 3, 2008 at 5:00 p.m., New York City time. The 2029 Bonds were issued in exchange for accepted offers of U.S.$519,218,000 principal amount of:

•	9.625% Global Bonds due 2011 (the “2011 Bonds”) and

•	9.375% Global Bonds due 2012 (the “2012 Bonds”, and, together with the 2011 Bonds, the “old bonds”).

Capitalized terms used but not defined in this notice are defined in the Prospectus Supplement, dated June 2, 2008, describing the Invitation and the terms of the 2029 Bonds.

The results of the Invitation are as follows:

Series of Bonds	ISIN	CUSIP	Aggregate Principal Amount of Bonds Accepted for Exchange (US$)	Aggregate Principal Amount of Bonds Issued (US$)	Aggregate Principal Amount Remaining Outstanding (US$)
2011 Bonds	US698299AP93	698299AP9	$251,727,000	N/A	$332,876,000
2012 Bonds	US698299AQ76	698299AQ7	$267,491,000	N/A	$232,509,000
2029 Bonds	US698299AK07	698299AK0	N/A	$451,425,000	$951,425,000

The Repurchase Price, Reopening Price and the Reference Treasury Yields are as follows:

Series of Bonds	ISIN	CUSIP	Repurchase Price	Reopening Price	Reference Treasury Yields*
2011 Bonds	US698299AP93	698299AP9	115.432% of par	N/A	2.422%
2012 Bonds	US698299AQ76	698299AQ7	119.624% of par	N/A	3.199%
2029 Bonds	US698299AK07	698299AK0	N/A	135.205% of par	4.631%

*	Reference Treasury Yields were set by Panama as of approximately 11:00 a.m., New York City time, June 4, 2008.

Settlement of the Invitation, including delivery of 2029 Bonds, cash amounts in respect of rounding, and net accrued interest against good delivery of old bonds, occurred on June 11, 2008.

Copies of the Invitation may be obtained free of charge by eligible participants from the information agent, the exchange agent or one of the joint dealer managers.

Further Information

The newly issued 2029 Bonds will be listed on the Luxembourg Stock Exchange and will trade on the Euro MTF Market.

The Prospectus Supplement and the Prospectus incorporate by reference Panama’s Annual Report on Form 18-K for 2006 that has been filed with the U.S. Securities and Exchange Commission (“SEC”). The Prospectus referred to above is incorporated herein by reference and may be accessed by clicking the following hyperlink: http://www.sec.gov/Archives/edgar/data/76027/000119312506134090/dsb.htm. The Prospectus Supplement referred to above is incorporated herein by reference and may be accessed by clicking the following hyperlink: http://www.sec.gov/Archives/edgar/data/76027/000119312508129744/d424b3.htm.

The information agent, the exchange agent and the Luxembourg exchange agent for the Invitation are:

Information Agent

The information agent for the Invitation is Global Bondholder Services Corporation, located at 65 Broadway, Suite 723, New York, NY 10006 (Attention: Corporate Actions). The information agent can be reached by telephone at the following numbers: (Banks and Brokers) +1-212-430-3774; (toll free) +1-866-873-5600.

Exchange Agent

The exchange agent for the Invitation is Citibank, N.A., located at Citigroup Centre, Canada Square, Canary Wharf London E14 5LB, United Kingdom (Attention: Exchange Operations; Reference: Republic of Panama Exchange Offer). The exchange agent can be reached by telephone at +44-20-7508-3866 or by facsimile at +44-20-7508-3866. The exchange agent can be reached by email at exchange.gats@citigroup.com

Luxembourg Exchange Agent

The Luxembourg exchange agent for the Invitation is Deutsche Bank Luxembourg, S.A., located at 2, Boulevard Konrad Adenauer, L – 1115 Luxembourg. The Luxembourg exchange agent can be reached by telephone at +352-42122-243 or by facsimile at +352-42122-718.

Joint Dealer Managers

Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. are acting as Joint Dealer Managers for the Invitation.

Citigroup Global Markets Inc. is located at 390 Greenwich Street, New York, NY 10013 (Attention: Liability Management Group). Citigroup Global Markets Inc. can be reached by telephone at the following numbers: (In the United States) +1-800-558-3745; (Outside the United States, call collect) +1-212-723-6108.

Deutsche Bank Securities Inc. is located at 60 Wall Street, New York, NY 10005 (Attention: Liability Management Group). Deutsche Bank Securities Inc. can be reached by telephone at the following numbers: (In the United States) +1-866-627-0391; (Outside the United States, call collect) +1-212-250-2955.

Panama has filed a registration statement (including the Prospectus and the Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the Prospectus Supplement in that registration statement and other documents Panama has filed with the SEC for more complete information about Panama and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint dealer managers, the information agent, the exchange agent or the Luxembourg exchange agent will arrange to send you the Prospectus if you request it by calling any of Citigroup toll-free at 1-800-558-3745, Deutsche Bank Securities Inc. toll-free at 1-866-627-0391 or the information agent toll-free at 1-866-873-5600.

The Invitation was made only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by Panama to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and any joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such joint dealer manager or such affiliate on behalf of Panama in that jurisdiction.

United Kingdom: Stabilisation/FSA.